1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
BRENDEN P. CARROLL brenden.carroll@dechert.com +1 202 261 3458 Direct +1 202 261 3027 Fax

October 14, 2014

VIA EDGAR CORRESPONDENCE

Mr. Keith Gregory

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Variable Insurance Trust (the “Registrant”), SEC File Numbers 333-35883 and 811-08361

Dear Mr. Gregory:

This letter responds to comments you provided to Joshua Katz and me in a telephonic discussion on September 30, 2014, with respect to your review of Post-Effective Amendment No. 55 (“PEA No. 55”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on August 21, 2014. PEA No. 55 was made solely for the purpose of registering Advisor Shares of Goldman Sachs High Quality Floating Rate Fund (the “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

General

1.	Comment: Please complete and/or update missing and bracketed information, as appropriate, in the Prospectus, Statement of Additional Information (“SAI”) and Part C.

Response: The Fund has incorporated the comment.

2.	Comment: Please make conforming changes in the Prospectus and/or SAI for the Fund’s Institutional and Service Shares in response to these comments, as appropriate.

Response: The Fund will incorporate conforming changes in the Prospectus and/or SAI for the Fund’s Institutional and Service Shares, as appropriate, during the Fund’s next annual update filing, in April 2015.

October 14, 2014 Page 2

Prospectus

Fee Table

3.	Comment: Please include a footnote to the “management fees” line item in the Fund’s “Annual Fund Operating Expenses” table to state that these amounts have been restated to reflect current fees.

Response: The Fund respectfully notes that, pursuant to Form N-1A, Item 3 (Instruction 3(a)), the management fee listed in the Fund’s “Annual Fund Operating Expenses” table reflects the current contractual management fee based on the current breakpoint schedule, which is disclosed in the “Service Providers – Management Fee and Other Expenses” section of the Prospectus. Although the Investment Adviser has agreed to waive a portion of its management fee for at least one year from the effective date of the Fund’s registration statement, these waived fees are reflected in the “fee waiver and expense limitation” line item.

4.	Comment: Please note that Form N-1A does not permit fee waivers or expense limitations to be reflected in the “Annual Fund Operating Expenses” table unless such waiver or limitation will reduce fund operating expenses and will remain in effect for no less than one year from the effective date of the registration statement. Please confirm that these requirements will be met, or delete the expense limitation line and corresponding footnote.

Response: The Fund hereby confirms that the fee waiver and expense limitation arrangements described in the footnote to the “Annual fund operating expenses” table will reduce Fund operating expenses and will remain in place for at least one year from the effective date of the Fund’s registration statement.

Investment Strategies and Risk Factors

5.	Comment: Please review and, as appropriate, revise the Fund’s disclosure in light of the plain English requirements under Rule 421(d) of the Securities Act of 1933 and recent Staff guidance (see Division of Investment Management, Guidance Update, Guidance Regarding Mutual Fund Enhanced Disclosure (June 2014)) (“IM Disclosure Guidance”).

Response: The Fund has made certain changes in light of the Staff’s comments. However, the Fund will consider the Staff’s comment during the Fund’s next annual update filing, at which time uniform revisions will be made to the Prospectus and/or SAI for the Fund’s Institutional and Service Shares and, if applicable, the other funds in the Goldman Sachs Fund Complex.

6.	Comment: Please review and, as appropriate, revise the “Other Investment Practices and Securities” and “Appendix A” sections of the Prospectus to ensure that principal and non-principal investment strategies and risks are clearly identified.

October 14, 2014 Page 3

Response: The Fund’s principal investment strategies and risks are disclosed in the summary section of the Prospectus. The “Other Investment Practices and Securities” and “Appendix A” sections, which include disclosure regarding principal and non-principal investment strategies and risks, are intended to provide shareholders with additional information on which to determine whether the Fund is an appropriate investment opportunity. Moreover, in the “Risks of the Fund” section, the Fund includes a table which separately identifies principal and non-principal risks (i.e., principal risks are marked with a “ ✓ ” and non-principal risks are marked with a “ • ”). Although the Fund believes that this approach is consistent with Form N-1A and the IM Disclosure Guidance, the Fund has attempted to clarify the distinction between principal and non-principal investment strategies and risks, by disclosing in the first sentence in the “Other Investment Practices and Securities” section that the Fund’s principal investment strategies are disclosed in the summary section of the Prospectus

The Fund also notes that each fund in the Goldman Sachs Fund Complex, as well as the other share classes of the Fund, follows a similar approach to disclosure, and that incorporating these changes – at this time – would be burdensome. However, the Fund will consider the Staff’s comment during the Fund’s next annual update filing.

7.	Comment: The Staff believes that certain disclosure in the “Appendix A” section duplicates disclosure that has been, or should be, presented in Item 4 or Item 9 of the Prospectus or, alternatively, the SAI. Please review and, as appropriate, revise this disclosure to remove any unnecessary duplicative disclosure.

Response: The Fund has made certain changes in light of the Staff’s comments. However, the Fund will consider the Staff’s comment during the Fund’s next annual update filing, at which time uniform revisions will be made to the Prospectus and/or SAI for the Fund’s Institutional and Service Shares and, if applicable, the other funds in the Goldman Sachs Fund Complex.

8.	Comment: The Fund includes an 80% test relating to investments in “high quality floating rate or variable rate obligations.” However, the Fund defines “high quality” obligations to include U.S. Government Securities, “including securities representing an interest in or collateralized by adjustable rate and fixed rate mortgage loans or other mortgage-related securities.” (emphasis added) Please confirm that only high quality floating rate or variable rate obligations will be counted towards compliance with the Fund’s 80% test. In addition, Please note that fixed rate securities, though high quality, should not be used to satisfy the 80% test, as they are not floating or variable rate securities.

Response: The Fund hereby confirms that only high quality floating rate or variable rate obligations will be counted towards compliance with its 80% test. The disclosure in the quoted sentence above includes certain mortgage backed securities that represent an interest in (or are collateralized by) adjustable rate mortgages (“ARMs”). An ARM is a mortgage loan with an interest rate that is periodically adjusted based on an index rate (e.g., the London Interbank Offered Rate). Initially, the interest rate payable on an ARM is fixed. However, after this initial period, the interest rate is adjusted (the duration of this initial period is typically one month to ten years). The Fund respectfully submits that it is reasonable to conclude that these securities can be used to satisfy the Fund’s 80% test.

9.	Comment: Please consider briefly describing the mechanics of a floating or variable rate security in the principal strategy section or, alternatively, in Item 9 of the Prospectus.

October 14, 2014 Page 4

Response: The Fund has incorporated the comment by defining the mechanics of these obligations in the “Summary – Principal Strategy” section.

10.	Comment: The Fund’s portfolio turnover rate for the 2013 fiscal year was 467%. If the Fund’s portfolio turnover rate is expected to exceed 100% going forward, please disclose that the Fund may engage in active and frequent trading to achieve its principal investment strategies (and any consequences relating to such trading).

Response: The Fund has incorporated the comment by including the following disclosure in the “Risks of the Fund” section:

Portfolio Turnover Rate Risk – The Fund may engage in active and frequent trading of portfolio securities to achieve its principal investment strategies. A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by the Fund and its shareholders, and is also likely to result in short-term capital gains taxable to shareholders.

11.	Comment: The Fund indicates that its investments in derivative instruments may include credit default swaps (“CDSs”). Please confirm that when the Fund writes (sells) CDSs, it will maintain asset coverage (for purposes of Section 18 of the Investment Company Act of 1940 (“1940 Act”)) equal to the full notional value of such swaps.

Response: The Fund hereby confirms that, when the Fund writes (sells) CDSs on individual securities or instruments, the Fund must identify on its books liquid assets equal to the full notional amount of the swaps while the positions are open.

12.	Comment: Under “Appendix A – Temporary Investment Risks,” please revise the disclosure to indicate that temporary defensive positions taken by the Fund in response to adverse market and other conditions may be inconsistent with the Fund’s principal investment strategy.

Response: The Fund has incorporated the comment.

13.	Comment: Under “Appendix A – Borrowings and Reverse Repurchase Agreements,” please clarify that borrowing includes investing in reverse repurchase agreements.

Response: The Fund has incorporated the comment.

Service Providers

14.	Comment: In the first paragraph under the “Service Providers – Investment Adviser” section, please disclose whether Goldman, Sachs & Co (“Goldman Sachs”) is a publicly-traded company. Please also consider describing the nature of affiliation between Goldman Sachs Asset Management, L.P. (“GSAM”) and Goldman Sachs in greater detail.

October 14, 2014 Page 5

Response: The Fund has incorporated the comment.

15.	Comment: Please consider updating GSAM’s assets under management to a more recent date.

Response: The Fund has incorporated the comment.

16.	Comment: Under “Service Providers – Management Fee and Other Expenses,” please update the disclosure concerning the discussion regarding the basis for the Board of Trustees’ approval of the Management Agreement.

Response: The Fund has incorporated the comment.

17.	Comment: Please consider moving the “Service Providers – Fund Managers” section above the last paragraph of page 12 of the Prospectus.

Response: The Fund respectfully declines to incorporate this comment at this time.

Statement of Additional Information

Cover Page

18.	Comment: On the cover page of the SAI, please state whether and from where information is incorporated by reference into the SAI.

Response: The Fund has incorporated the comment.

Description of Investment Securities and Practices

19.	Comment: Under “Description of Investment Securities and Practices – Portfolio Turnover,” please include Fund-specific information about the variation in portfolio turnover rather than generic disclosure that would be applicable to any actively-managed mutual fund.

Response: The Fund has incorporated the comment.

Fundamental Investment Restrictions

20.	Comment: Under “Investment Restrictions – Fundamental Investment Restrictions,” the Fund states that it may not: (i) “make loans, except through … loans of securities as permitted by applicable law”; and (ii) “issue senior securities to the extent such issuance would violate applicable law.” Please provide adjacent narrative disclosure indicating what is permissible under the 1940 Act.

Response: The Fund respectfully declines to incorporate this comment at this time, as the Fund believes its disclosure is consistent with Form N-1A and remains appropriate.

October 14, 2014 Page 6

21.	Comment: Under “Investment Restrictions – Fundamental Investment Restrictions,” fundamental investment restrictions (2), (3), (5) and (6) indicate that the Fund has reserved freedom of action with respect to the applicable practices. Pursuant to the Instruction in Item 16(c) of Form N-1A, please state the maximum percentage of assets, if any, to be devoted to these transactions and the related risks. Alternatively, please disclose that these practices will be conducted in accordance with the Fund’s principal investment strategies.

Response: The Fund has incorporated the comment.

Governance and Nominating Committee

22.	Comment: Please consider clarifying the procedures for shareholders to submit nominees to the committee (e.g., timing and specific nominee qualifications).

Response: The Fund respectfully declines to incorporate this comment at this time, as the Fund believes its disclosure is consistent with Form N-1A and remains appropriate. The Fund respectfully notes that it currently discloses that “nominee recommendations should be submitted to the Trust at its mailing address stated in the Fund’s Prospectus and should be directed to the attention of the Goldman Sachs Variable Insurance Trust Governance and Nominating Committee.”

23.	Comment: The disclosure with respect to a number of the standing board committees indicates that all of the independent trustees serve on that particular committee. If accurate, please consider clarifying the disclosure to indicate that only independent trustees serve or may serve on those committees.

Response: The Fund has incorporated the comment.

Distributor

24.	Comment: Pursuant to Item 19(b) of Form N-1A, please disclose, if applicable, that an affiliated person of the Fund is an affiliated person of the principal underwriter and identify the affiliated person.

Response: The Fund respectfully declines to incorporate this comment at this time, as the Fund believes its disclosure is consistent with Form N-1A and remains appropriate. The Fund respectfully notes that it currently discloses that GSAM is an affiliate of Goldman Sachs, the principal underwriter of the Fund, under the “Service Providers – Investment Adviser” section in the Prospectus.

October 14, 2014 Page 7

Sub-Adviser

25.	Comment: In the “Portfolio Transactions and Brokerage” section, please clarify the references to the sub-adviser.

Response: The Fund has incorporated the comment.

12b-1 Distribution Plan

26.	Comment: Please clarify whether the Fund participates in any joint distribution activities with any other series of the Registrant or other affiliated funds (“Other Funds”). If so, please disclose whether fees generated from the Fund’s 12b-1 plan may be used to finance distribution activities for the Other Funds and the method of allocating distribution costs among all parties (e.g., relative net asset size). See Item 19(g)(4) of Form N-1A.

Response: The Fund believes that it currently does not engage in any joint distribution activities with any other series of the Registrant or other affiliated funds.

Control Persons

27.	Comment: Please include the section disclosing control persons of the Fund (including control as a result of invested seed capital).

Response: The Fund has incorporated the comment.

Other

28.	Comment: Please provide Tandy Representations.

Response: Tandy Representations are attached hereto as Exhibit A.

*    *    *    *    *

We believe that the foregoing has been responsive to the staff’s comments. Please call the undersigned at (202) 261-3458 if you wish to discuss this correspondence further.

Sincerely,

/s/ Brenden P. Carroll

Brenden P. Carroll

cc:	Andrew Murphy, Vice President, Goldman Sachs Asset Management, L.P.

Joshua Katz, Dechert LLP

[Letterhead of Goldman, Sachs & Co.]

Exhibit A

October 14, 2014

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Goldman Sachs Variable Insurance Trust (the “Registrant”), SEC File Numbers 333-35883 and 811-08361

Ladies and Gentlemen:

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto under the Securities Act of 1933, as amended (“1933 Act”), and the Investment Company Act of 1940, as amended;

•	the action of the U.S. Securities and Exchange Commission (“SEC”) or its staff in commenting on Post-Effective Amendments to the Registrant’s Registration Statement does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Andrew Murphy

Andrew Murphy

Assistant Secretary, Goldman Sachs Variable Insurance Trust